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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

CEPHALON, INC.
(Name of Subject Company (issuer))

CEPHALON, INC.
(Name of Filing Person (offeror))

Zero Coupon Convertible Subordinated Notes
due June 15, 2033, First Putable June 15, 2008

Zero Coupon Convertible Subordinated Notes
due June 15, 2033, First Putable June 15, 2010
(Title of Class of Securities)

156708 AF 6 and 156708 AG 4

156708 AH 2 and 156708 AJ 8
(CUSIP Number of Class of Securities)

John E. Osborn
Senior Vice President, General Counsel
and Secretary
Cephalon, Inc.
145 Brandywine Parkway
West Chester, PA 19380
(610) 344-0200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Pran Jha
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, IL 60603

☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by Cephalon, Inc., a Delaware corporation (the "Company"), on November 16, 2004 (as amended and supplemented, the "Schedule TO"), relating to an offer by the Company to exchange $1,000 principal amount of the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008 (the "New 2008 Notes"), for each $1,000 principal amount of validly tendered and accepted outstanding Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008 and issued June 11, 2003 (the "Old 2008 Notes"), of the Company and $1,000 principal amount of the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010 (the "New 2010 Notes," and together with the New 2008 Notes, the "New Notes"), for each $1,000 principal amount of validly tendered and accepted outstanding Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010 and issued on June 15, 2003 (the "Old 2010 Notes," and together with the Old 2008 Notes, the "Old Notes"), of the Company upon the terms and subject to the conditions contained in the Offer to Exchange dated November 16, 2004 (as amended or supplemented from time to time, the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Exchange constitute the "Offer").

Item 1 through Item 11.

        Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

        (1) The first full paragraph on the cover of the Offer to Exchange is hereby amended and restated in its entirety as follows:

        We are offering to exchange our Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008, which we refer to as the "new 2008 notes," for our outstanding Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008, issued on June 11, 2003, which we refer to as the "old 2008 notes," and our Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010, which we refer to as the "new 2010 notes," for our outstanding Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010, issued on June 11, 2003, which we refer to as the "old 2010 notes," on the terms set forth in this offer to exchange and in the accompanying letter of transmittal. We refer to this offer as the "exchange offer." The new 2008 notes and new 2010 notes are referred to together as the "new notes," and the old 2008 notes and old 2010 notes are referred to together as the "old notes."

        (2) The first sentence of the last paragraph under the section entitled "Special Note Regarding Forward-Looking Statements" of the Offer to Exchange is hereby amended and restated in its entirety as follows:

        We do not intend to update publicly an forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by Rule 13e-4(d)(2) under the Securities Exchange Act of 1934, as amended, or any other applicable law.

        (3) The second sentence of the second paragraph under the section entitled "The Exchange Offer—Exchange Agent" of the Offer to Exchange is hereby amended and restated in its entirety as follows:

        As compensation for its services, the exchange agent will receive a flat fee in a customary amount, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with its services, including liabilities under the federal securities laws.

        (4) The fourth paragraph under the section entitled "Description of the New Notes—Conversion of New Notes—Conversion Upon Satisfaction of Market Price Condition" of the Offer to Exchange is hereby amended and restated in its entirety as follows:

        A "trading day" means any day that is a trading day on Nasdaq or, if our common stock (or relevant securities of a successor obligor) is not listed on Nasdaq, on the principal other national or regional securities exchange on which our common stock (or relevant securities of a successor obligor) is then listed or, if our common stock (or relevant securities of a successor obligor) is not listed on a national or regional securities exchange, on Nasdaq or, if our common stock (or relevant securities of a successor obligor) is not quoted on Nasdaq, on the principal other market on which our common stock (or relevant securities of a successor obligor) is then traded, other than (i) a day on which trading on Nasdaq or such other principal other market on which our common stock (or relevant securities of a successor obligor) is listed, as applicable, is scheduled to close prior to its regular weekday closing time or (ii) a day on which, during the one-half hour period prior to the close of trading on such day, there is a suspension or limitation imposed on trading in our common stock on Nasdaq or such other principal other market on which our common stock (or relevant securities of a successor obligor) is listed, as applicable (by reason of movements in price exceeding limits permitted by that exchange or otherwise).

        (5) The first sentence of the first paragraph under the section entitled "Documents Incorporated by Reference" of the Offer to Exchange is hereby amended and restated in its entirety as follows:

        We are "incorporating by reference" into this offer to exchange certain information that we have filed with the SEC.

Item 5.

        Item 5 of the Schedule TO is hereby amended and restated in its entirety as follows:

        In connection with the issuance of the Old Notes, the Company entered into two convertible note hedges dated as of June 6, 2003 (the "Original Hedges") issued by Credit Suisse First Boston International ("CSFBI"). Pursuant to the Original Hedges, CSFBI will deliver to the Company the number of shares of common stock required to be issued in connection with the conversion of the Old Notes upon payment by the Company to CSFBI of the principal amount of the Old Notes so converted. Alternatively, at the Company's option, CSFBI will deliver cash (or shares of an equivalent value) to the Company in an amount equal to the market value of the shares of common stock required to be issued in connection with the conversion of the Old Notes less the principal amount of the Old Notes so converted. At its option, the Company may settle the Original Hedges in cash. On December 3, 2004, the Company entered into two additional convertible note hedges (the "New Hedges") issued by CSFBI. Under the New Hedges, CSFBI will deliver to the Company upon settlement of the New Hedges the number of shares of the common stock required to be issued in connection with the conversion of the New Notes. The New Hedges replace and supercede the Original Hedges except that, to the extent that Old Notes remain outstanding after consummation of the Offer, the Original Hedges will apply to such Old Notes.

        Pursuant to two separate transactions, the Company issued to CSFBI warrants to purchase 12,939,689 shares of common stock at an exercise price of $72.08 per share. 6,302,521 of the warrants expire on June 15, 2008 and the remaining 6,637,168 warrants expire on June 15, 2010. At its option, the Company may settle the warrants in cash.

        The Original Hedges, the warrants and the New Hedges are included as Exhibits (d)(1), (d)(2), (d)(3), (d)(4), (d)(5) and (d)(6) hereto and incorporated by reference.

2

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
(a)(1)(i)*	Offer to Exchange, dated November 16, 2004.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)*	Letter to Clients.
(a)(i)(v)*	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated November 16, 2004.
(b)	None.
(d)(1)*	Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(2)*	Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(3)*	Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(4)*	Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(5)+	Five Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International.
(d)(6)+	Seven Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International.
(g)	None.
(h)	None.

*
Previously filed

+
Filed herewith

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cephalon, Inc.
	By:	/s/ J. KEVIN BUCHI Name: J. Kevin Buchi Title: Senior Vice President and Chief Financial Officer
Dated: December 13, 2004

4

Exhibit Index

Exhibit No.	Description
(a)(1)(i)*	Offer to Exchange, dated November 16, 2004.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)*	Letter to Clients.
(a)(i)(v)*	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated November 16, 2004.
(b)	None.
(d)(1)*	Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(2)*	Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(3)*	Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(4)*	Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(5)+	Five Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International.
(d)(6)+	Seven Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International.
(g)	None.
(h)	None.

*
Previously filed

+
Filed herewith

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  Item 1 through Item 11.
  Item 5.
  Item 12. Exhibits.
SIGNATURE
Exhibit Index